EXHIBIT (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Thirty-Nine Weeks Ended October 28, 2006 and October 29, 2005

and for the Most Recent Five Fiscal Years

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	Oct. 28,	Oct. 29,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,
(millions)	2006	2005	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$1,668	$1,469	$2,408	$3,198	$1,809	$1,623	$1,340
Earnings from discontinued operations, net of tax	—	—	—	(75)	(190)	(247)	(239)
Gain on disposal of discontinued operations, net of tax	—	—	—	(1,238)	—	—	—
Provision for income taxes	1,019	909	1,452	1,146	984	851	675
Earnings from continuing operations before income tax	2,687	2,378	3,860	3,031	2,603	2,227	1,776

Fixed charges:
Interest expense	472	384	532	607	569	618	517
Interest portion of rental expense	65	64	84	85	68	48	50
Total fixed charges	537	448	616	692	637	666	567

Less:
Capitalized interest	(37)	(32)	(42)	(18)	(8)	(13)	(33)
Fixed charges in earnings	500	416	574	674	629	653	534
Earnings available for fixed charges	$3,187	$2,794	$4,434	$3,705	$3,232	$2,880	$2,310

Ratio of earnings to fixed charges	5.94	6.24	7.21	5.35	5.07	4.33	4.07

Note: Computation is based on continuing operations.